Livie and Luca

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-16,378.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	169,212.75
Inventory:Production Inventory	-182,235.88
Prepaid Expenses	-37,662.78
Prepaid Inventory	270,179.20
Accounts Payable	-87,713.77
Amex *51009 - Amie	0.00
Bank of America 4855/4691	24,424.08
Barclaycard *4611 - Amie	-2,651.94
BoA Corp 9886 - Credit Line	-97,839.13
BoA Corp CC 1413	356,095.53
BoA Corp CC 1413:BoA CC *5939 Pierdinock-Hagen, Emily	-2,605.69
BoA Corp CC 1413:BoA CC *0086 Liu, Wan	-3,294.46
BoA Corp CC 1413:BoA CC *2175 Pak, Jane	-10,026.60
BoA Corp CC 1413:BoA CC *4619 Donaldson, James	-23,132.56
BoA Corp CC 1413:BoA CC *5209 McClure, Yarra	-2,556.87
BoA Corp CC 1413:BoA CC *5557 Garcia, Amie	-514,452.37
BoA Corp CC 1413:BoA CC *8816 Harkins, Deborah	-3,315.32
BoA Corp CC 1413:BoA CC *9090 Murrin, Lynsey	-12,420.01
BoA Corp CC 1413:BoA CC *9167 Olson, Chris	-6,070.75
BoA Corp CC 1413:BoA CC *9612 Houck, Katherine	-1,724.00
BoA Corp CC 1413:BoA CC *9808 Urda, Melissa	-3,765.93
BoA Corp CC 1413:BoA CC *9874 Bruno, Lydia	-4,944.91
BoA Corp CC 1413:BoA CC 1247	-3,977.41
BoA Corp CC 1413:BoA CC 2576	-791.07
BoA Corp CC 1413:BoA CC 7905 - Mitzi Rivas	-208.43
BoA Corp CC 1413:BofA 9461	99,072.82
Chase CC *5090/2152 - Mitzi	-7,489.33
Citi Best Buy CC *9235 - Amie	-5,000.00
Citi CostCo CC *3457/7114 - Mitzi	-5,736.93
Citi Simplicity *5770/6124/4586	0.00
Accruals:Accrued Commission	-23,682.05
Accrued Expenses	-700.12
AGS Liability	198,106.81
BCLP Legal Bill Liability	46,658.12
Bond Payable	91,168.35
California Tax Payable	0.00
Child Support Liability	0.00
HBC - Line of Credit 0100	-63,477.86
HBC Loan 101	149,759.57
Loan - PayPal Working Cap	0.00
Other Payroll Liabilities	-12,878.50

Livie and Luca

Statement of Cash Flows
January - December 2020

	TOTAL
Profit Share Accrual	0.00
Shareholder Loan - Amie	-51,507.94
Shareholder Loan - Mitzi	-3,841.95
Shopify Loan	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**228,972.67**
Net cash provided by operating activities	**$212,594.57**
INVESTING ACTIVITIES	
Accumulated Depreciation - F&E	-110,613.70
Computers	27,037.38
Furniture and Equipment	83,576.32
Accumulated Amortization	17,025.90
Loan Costs	-69,603.09
Security Deposit	2,406.66
Net cash provided by investing activities	**$ -50,170.53**
FINANCING ACTIVITIES	
EIDL Loan Payable	149,900.00
Heritage Bank of Commerce	-214,408.99
PPP Loan Liability	0.00
Current Draw - Amie	213,668.15
Current Draw - Mitzi	285,303.49
Equity - Amie	-636,365.46
Equity - Mitzi	-566,058.39
Retained Earnings	472,587.71
Net cash provided by financing activities	**$ -295,373.49**
NET CASH INCREASE FOR PERIOD	**$ -132,949.45**
Cash at beginning of period	755,728.80
CASH AT END OF PERIOD	**$622,779.35**